Exhibit 99.1

WNS Announces Addition of Judy Marlinski to the Board of Directors

NEW YORK and MUMBAI, November 14, 2023 — WNS (Holdings) Limited (NYSE: WNS) (‘the Company’ or ‘WNS’), a leading provider of global Business Process Management (BPM) solutions, today announced the appointment of Judy Marlinski to the Company’s Board of Directors effective December 1, 2023. She will also become a member of the Company’s Audit Committee.

Judy has more than 35 years of experience in financial services and international markets, having held executive-level positions in the investment management and wealth management industries. She is currently the Chair of the Board of Independent Directors in both North America and the UK for Newton Investment Management, a subsidiary of BNY Mellon Investment Management. Most recently, Judy was the Head of Fidelity Investments Institutional Product and Advisory Solutions Group from 2020-2021. Previously, she served as President of Fidelity Institutional Asset Management (FIAM) from 2017-2020, Head of Fidelity Investments Product Solutions and Innovation from 2016-2017, and President and CEO of Fidelity International (FIL), Japan from 2011-2016. Ms. Marlinski holds a Master of Business Administration from Boston University and a Bachelor of Science Degree from Cornell University.

“Judy brings a demonstrated track record of senior leadership in financial services, product management, and international markets to WNS,” said Tim Main, WNS’ Chairman of the Board. “We are pleased to welcome her to the WNS Board and believe that her strong experience and unique business perspectives will be an asset to the Company.”

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 600 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of September 30, 2023, WNS had 59,873 professionals across 67 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States.

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Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. These statements include expressed or implied forward-looking statements relating to our new organizational structure and the expected resulting benefits. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:
David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram EVP & Global Head - Marketing & Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com